Filed by: LVB Acquisition, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: LVB Acquisition, Inc.
Subject Company’s Commission File No.: 000-54505

Team Member FAQ

1.	What was announced today?
•	Biomet has entered into a definitive agreement to merge with Zimmer. Zimmer will acquire Biomet in a cash and stock transaction valued at approximately $13.35 billion.
•	As a result Biomet will cease our work on the IPO.
•	Due to the necessary regulatory approval process and other customary conditions, we expect the transaction to close in the first quarter of 2015. Until then, Biomet and Zimmer remain independent companies and it is business as usual.

2.	Why is Biomet combining with Zimmer?
•	We have seen great change in the healthcare environment since 2007.
•	While we have competed extraordinarily well for 36 years as an independent company, the combination with Zimmer will prepare us to compete more effectively in the medical device market of the future.
•	Our combined scale will extend the reach and influence with which we pursue our common passion: delivering products and services that benefit our surgeons and the patients we all ultimately serve.
•	More specifically, the combination provides greater resources to build:
•	A stronger R&D organization that can invest a greater proportion of its resources to fully fund and accelerate the most exciting potential innovations that address unmet clinical needs;
•	A broader product portfolio that allows our commercial organizations to offer an enhanced range of solutions;
•	New business models that create enduring partnerships with both providers and payors; and
•	A greater ability to compete in some of our smaller and faster-growing businesses and markets around the world.

3.	After the transaction closes, where will the combined company be headquartered? What will it be called? Who will lead it?
•	The combined company, along with the Warsaw manufacturing facilities, will continue to operate out of Warsaw, and we will maintain regional offices and facilities around the world.
•	Zimmer and Biomet have highly recognizable and well respected names, and following the closing, the combined company will conduct business under a consolidated name that will leverage the strengths of both brands.
•	David Dvorak will lead the new organization as President and CEO. Jeff Binder will continue to be the President and CEO of Biomet until the transaction closes. Jeff will also be an active leader in the integration planning work that will be done pre-close.
•	Many other important decisions will be made as the integration planning commences in earnest in the coming weeks. Stay tuned for updates throughout the process.

4.	When is the transaction expected to close?
•	Following the necessary regulatory approval process and satisfaction of other customary conditions, we expect to complete the transaction in the first quarter of 2015. Until then, Biomet and Zimmer remain independent companies and it is business as usual.

5.	What can team members expect in the interim?

•	We expect that today’s announcement will have no impact on day-to-day operations. Until the transaction is completed, it will be business as usual at Biomet. We remain an independent business, separate from Zimmer until the transaction is closed.
•	In the coming weeks, we will be forming teams to assist with the planning of the integration.
•	We will continue to communicate developments regarding the transaction as we move through the process.

6.	What are plans to integrate the two companies?
•	Both companies have solid teams and a similar history and culture of excellence. While it is premature to discuss specifics, in the coming weeks we are establishing an integration-planning team that will begin working to address how we can best utilize each other’s strengths and bring our companies together. The integration plans of Zimmer and Biomet will be designed in compliance with applicable law.

7.	What happens to each company’s sales force? Team Members?
•	It is important to remember that until the deal closes we will continue to operate as two separate companies.
•	During the integration planning we will be learning more about the process that will be used to integrate the two organizations.
•	The new company plans to blend the talents of both organizations.

8.	Will there be any layoffs as a result of the transaction?
•	This transaction is in large part about growth. We expect there will be exciting opportunities for team members and sales representatives of both companies as part of a larger, more diversified global organization.
•	While there may be some overlap as the two companies integrate, it is too soon to say whether there will be layoffs. We will need to finish the integration planning work on organizational structure and design for the combined company.
•	In the event there are layoffs for any Biomet team member within one year of closing severance will be offered consistent with our current severance practices.

9.	What happens to my pay and benefits?
•	Until the transaction closes, we will operate under Biomet’s compensation and benefit programs.
•	Merit increases and bonuses for FY ’14 will proceed as planned.
•	You will be paid a pro-rated FY ’15 bonus at closing based upon the closing date and our performance to plan at that point.
•	Once the transaction closes you will enter into the compensation and benefit programs of the new company. Details will be shared as we get closer to closing. Benefits that are service-related will recognize your service with Biomet for eligibility and vesting.
•	In the US, since we will likely transition in the middle of a plan year, your deductible and out of pocket expenses will transfer into the new plans.

10.	What happens to the restricted shares I was going to get at IPO?
•	Since we are unable to give you restricted shares without an IPO we will pay a $1000 transaction bonus to all those team members employed at close.

11.	How will the transaction affect our relationship with surgeons, providers and patients?

•	Prior to the closing of the transaction, our customers and partners will experience no changes in their interactions with our Biomet team.
•	Post-closing: Among the many benefits for healthcare providers, the combined company’s broader portfolio of products and solutions is expected to help its sales force to be more effective, increasing its ability to help physicians and healthcare systems improve patient outcomes in a cost-effective manner.
•	As part of the integration planning process, we will be evaluating the best ways to utilize the combined strengths of Biomet and Zimmer to meet the needs of the evolving healthcare environment.

12.	How will the transaction affect our relationship with payors?
•	There will be no change in how we work with payors prior to the closing of the transaction.
•	After the transaction closes, we expect that payors will benefit from the new company’s position as a cost-effective supplier that is better able to offer data-driven solutions.

13.	How will the transaction affect our relationship with our suppliers?
•	Again, it is business as usual for Biomet and our suppliers until the transaction closes.
•	As part of the integration planning process, we will be evaluating the combination of our respective suppliers.

14.	What do I do if I’m asked about the transaction?
•	We expect that today’s announcement will lead to increased interest in Biomet from the media and our investors, and it is extremely important that we speak with one voice on this matter. If anyone from the investment community contacts you, please forward all inquiries to Pat Richardson, pat.richardson@biomet.com or 574-372-3941. If anyone from the media contacts you, please forward all inquiries to Bill Kolter, bill.kolter@biomet.com or 574-372-1535.

15.	Where can team members obtain additional information?
•	If you have additional questions, please feel free to direct them to teammemberquestions@biomet.com.

Additional Information about this Transaction

In connection with the proposed transaction, Zimmer will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a consent solicitation statement of Biomet’s parent company, LVB Acquisition, Inc.  that also constitutes a prospectus of Zimmer.  We urge investors and security holders to read the consent solicitation statement/prospectus when it becomes available because it will contain important information regarding the proposed merger.  You may obtain a free copy of the consent solicitation statement/prospectus (when available) and other related documents filed by Zimmer and Biomet’s parent company, LVB Acquisition, Inc., with the SEC at the SEC’s website at www.sec.gov.  These documents and other relevant materials, including any documents incorporated by reference therein, when and if filed, may also be obtained free of charge from Zimmer at http://investor.zimmer.com or from Biomet at http://www.biomet.com/corporate/investors/, as applicable.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements are often indicated by the use of words such as “will,” “intend,” “anticipate,” “estimate,” “expect,” “plan” and similar expressions. Forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by the forward looking statements due to, among others, the following factors: the ability of the parties to complete the proposed merger; the parties ability to obtain regulatory approvals of the proposed merger on the contemplated terms and schedule; the impact of the announcement of, or failure to complete, the proposed merger on relationships with distributors, employees, customers and suppliers; potential or actual litigation; the success of LVB Acquisition, Inc.’s, the parent of Biomet, Inc., and its subsidiaries’ (together, the “Company”)  principal product lines ; the results of the ongoing investigation by the United States Department of Justice; the ability to successfully implement new technologies; the Company’s ability to sustain sales and earnings growth; the Company’s success in achieving timely approval or clearance of its products with domestic and foreign regulatory entities; the impact to the business as a result of compliance with federal, state and foreign governmental regulations and with the Deferred Prosecution Agreement; the impact to the business as a result of the economic downturn in both foreign and domestic markets; the impact of federal health care reform; the impact of anticipated changes in the musculoskeletal industry and the ability of the Company to react to and capitalize on those changes; the ability of the Company to successfully implement its desired organizational changes and cost-saving initiatives; the ability of the Company to successfully integrate acquisitions; the impact to the business as a result of the Company’s significant international operations, including, among others, with respect to foreign currency fluctuations and the success of the Company’s transition of certain manufacturing operations to China; the impact of the Company’s managerial changes; the ability of the Company’s customers to receive adequate levels of reimbursement from third-party payors; the Company’s ability to maintain its existing intellectual property rights and obtain future intellectual property rights; the impact to the business as a result of cost containment efforts of group purchasing organizations; the Company’s ability to retain existing independent sales agents for its products; the impact of product liability litigation losses; and other factors set forth in the Company’s filings with the SEC, including the Company’s most recent annual report on Form 10-K and quarterly reports on Form 10-Q.

Although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or nonoccurrence of future events. There can be no assurance as to the accuracy of forward-looking statements contained in this press release. The inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company’s objectives will be achieved. The Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements which speak only as of the date on which they were made.